

Mail Stop 3561

December 8, 2015

Via E-mail
Richard D. Moss
Chief Financial Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, NC  27105

> **Re:    Hanesbrands, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed February 6, 2015**
> **File No. 001-32891**

Dear Mr. Moss:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2015

Notes to Consolidated Financial Statements, page F-9
(11)  Commitments and Contingencies, page F-26

1.     We note you have $572.0 million of inventory purchase obligations as disclosed on page 35.  Please tell us why you have not provided footnote disclosure about these obligations pursuant to ASC 440-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or me at (202) 551-3871 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining